Exhibit 99.2

STICK WITH THE WINNING TEAM Do not risk your investment to unproven activist nominees Vote the blue proxy for Enthusiast's nominees deadline to vote: July 15, 2022 10:00 am e.t. Questions or need help voting? contact Kingsdale Advisors at 1-866-851-2743 or contactus@kingsdaleadvisors.com

Dear Fellow Shareholders,

Enthusiast Gaming (“Enthusiast” or the “Company”) is on a three-year winning streak and we are only getting started. Since our current leadership team joined the Company in September 2019 (the Company prior to such date, “Old Enthusiast”), we have drastically grown our business, from a property that had an audience of approximately three billion views of content per quarter to over 11 billion views per quarter today across our web and video platforms. All the while, we have dramatically improved our financial performance and significantly increased our standing and relevance in the public markets.

But an unknown group naming itself Greywood Investments, LLC (“Greywood”) is trying to wipe out our progress by taking control of Enthusiast with a less qualified Board of Directors and a vague plan with no stated change from the Company’s existing business plan. Don't risk your investment with an unqualified team. Stop Greywood from hijacking Enthusiast’s winning streak.

Grew to a Leading Integrated Gaming Entertainment Company

Prior to September 2019	Today Under a High-Calibre Board and Executive Team
Old Enthusiast had assembled a number of media properties generating approximately three billion views of content on the web per quarter.

✔         We operate across multiple platforms including web, mobile, desktop, YouTube, Snapchat, TikTok, esports leagues, and in live and digital events.

✔          We own a multitude of gaming entertainment assets across these platforms, including notable brands such as Addicting Games, Luminosity Gaming, The Sims Resource, U.GG, Little Big Snake, EV.io, Shockwave, Pocket Gamer, Icy Veins, Tabstats, Gameknot, Fantasy Football Scout, and many more.

✔           We have contractual relationships with over 500 gaming influencers, ownership stakes in both franchised Activision leagues (Call of Duty and Overwatch), a multi-channel network license from Google, a direct sales team across North America and Europe, and provide 13 premium subscription offerings.

✔          We achieved 11.3 billion views of content in Q1 2022, are ranked #85 on Comscore’s list of top 100 internet properties in the United States, and are also the largest property in the Games category in the United Kingdom and Canada on Comscore's rankings.

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Consistent Improvement in Financial Performance

The reality is, Old Enthusiast was heading into possible insolvency prior to our leadership taking over the Company.

●	As at June 30, 2019 (the last reported period under Old Enthusiast), Old Enthusiast reported total cash of $9.4 million versus total debt and vendor obligations of approximately $40.0 million.
●	As at June 30, 2019, Old Enthusiast had total current assets of $12.8 million versus a staggering current liability balance of $33.8 million. $10.0 million of the total debt was issued months prior to the consummation of Old Enthusiast’s merger with J55 Capital Corp. in September 2019 (when our current leadership team joined the Company) in order to provide bridge financing to complete that transaction, without which it was questionable whether Old Enthusiast would be a going concern.

●	Although Old Enthusiast reported growing revenues of $4.0 million for the three months ended June 30, 2019 versus $2.6 million for the comparative 2018 period, it did so at a corresponding increasing loss, generating a net loss and comprehensive loss of $3.7 million for the three months ended June 30, 2019 versus a net gain of $0.0 million for the comparative 2018 period.

In contrast to the $4.0 million in revenue Old Enthusiast last reported for the three months ended June 30, 2019, we most recently reported:

●	Record-breaking revenue of $47.2 million for the three months ended March 31, 2022, a 57% year- over-year increase, which was well ahead of analysts’ estimates.
●	A 127% year-over-year increase in gross profit in what is historically a softer quarter for us due to seasonal trends.
●	An increase in our gross margin for the fifth consecutive quarter to 28.6% for the three months ended March 31, 2022, an increase of 880 bps compared to the same period last year.
●	An expectation to be both EBITDA and cash-flow positive by the end of this year.

We are well positioned to continue delivering rapid top-line revenue growth, while achieving substantial margin expansion and strengthening our direct sales pipeline. As evidenced by Enthusiast’s solid performance in past quarters, we are confident that this momentum will carry into the future and generate sustainable value for the benefit of all of our shareholders over the long term.

Additionally, as a result of our recent vendor obligation conversions into common shares of the Company (where we settled certain deferred purchase price and earn-out payments in common shares in lieu of cash), we also find ourselves in a strong financial position with a strong net positive working capital position versus the massive deficit at the time our current leadership team joined Enthusiast.

Increasing Standing in Capital Market Community

At the time our current leadership team joined the Company, Old Enthusiast had a market capitalization of approximately $83 million and had raised in total approximately $24 million including its go public offering of approximately $8.5 million. Old Enthusiast had only one sell side research analyst providing research coverage, was listed on the Toronto Venture Exchange and traded on average 0.3 million shares (approximately $0.4 million in value) per day for the period since listing on October 4, 2018 until August 29, 2019, when Old Enthusiast stock was halted from trading.

In stark contrast, Enthusiast is now listed on both the Toronto Stock Exchange and the NASDAQ, having completed its US-listing and US$52.9 million raise. Today, the Company is covered by seven sell side research analysts, has a market capitalization of approximately $436 million and trades on average 1.6

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million shares (approximately $6.7 million in value) per day for the twelve-month period ended June 27, 2022.

This has culminated in greater access to capital and an ability to execute on our accretive M&A strategy. Since our current leadership team joined Enthusiast, we have raised more than $200 million in capital and have completed more than $190 million in acquisitions and have significantly outperformed our peers in the capital markets.

Relative Share Price Performance

Ticker	EGLX	Nasdaq	SKLZ	RBLX	SLGG	GMBL	GMNG	GSQ	EBET	BBTV	GAME
December 31, 2021	$3.72	15,644.97	US$7.44	US$103.16	US$2.36	US$3.51	$0.18	$0.31	US$20.56	$3.03	$3.85
Current (27-Jun-2022)	$2.91	11,524.55	US$1.45	US$35.93	US$1.04	US$0.45	$0.08	$0.10	US$2.72	$1.80	$1.00
YTD Performance	(21.8%)	(26.3%)	(80.5%)	(65.2%)	(55.9%)	(87.3%)	(58.3%)	(67.7%)	(86.8%)	(40.6%)	(74.0%)
Delta to EGLX		(4.6%)	(58.7%)	(43.4%)	(34.2%)	(65.5%)	(36.6%)	(46.0%)	(65.0%)	(18.8%)	(52.3%)

Enthusiast is on a Strong Trajectory for Future Growth

We are at the forefront of growth. Our strategy to grow our higher-margin revenue streams while expanding our direct sales and subscription offerings is paying off. Our expansion of in-game purchasing opportunities and monthly subscription offerings contributed to our accelerated growth, particularly from the better-than- expected contributions from Addicting Games and U.GG. For the three-month period ended March 31, 2022, our direct sales revenue was up 136% year-over-year, while recurring subscription revenue was up 83% year-over-year.

At the same time, we recognize that the recent macroeconomic instability and multiple compression in the broader market means the share price has not fully reflected these successes. The share prices of esports companies have all taken a hit. Multiples have been reset. High-growth companies like ours are out of favour. Top-line revenue is not enough in these times, as investors are looking for profitability. Despite this, Enthusiast shares continue to outperform our industry peers and all seven analysts covering the Company have a “buy” or “outperform” rating on our shares.

We continue to focus on generating content for our millions of monthly viewers and monetizing our media assets. We are committed to building the largest gaming platform that will position the Company as a go- to partner for brands and advertisers.

Enthusiast is committed to buying and building video game fan communities to create a platform for gamers and esports fans to connect, consume, and create content. To get Enthusiast to where shareholders, employees and other stakeholders want it to be in terms of growth and profitability as soon as possible, hard business decisions have to be made. Integration in any business is a challenge – and that challenge is amplified at high-growth companies like ours. Our Board and management team are doing everything they can to professionalize the business and implement a performance culture. By setting and measuring against financial targets, internal controls and performance metrics, the Company is and will be accountable to shareholders and positioned to unlock greater value. Now is not the time to risk your investments to unproven activist nominees who, quite simply, are not up to the job.

Enthusiast’s Board Nominees are the High-Calibre Team You Want

Enthusiast’s Board nominees are nine highly qualified businesspeople, comprising of six incumbents and three new nominees, all of whom know the Company well and are leaders in their respective fields – and they are delivering results. Each nominee is specifically selected to help facilitate the continued growth of the Company and oversee the continued successful execution of its business plan that is delivering significant results.

Vote only your BLUE proxy FOR Enthusiast’s Nominees

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Enthusiast’s exceptionally skilled Board nominees have the right mix of expertise in professional sports, digital media and advertising, tech/software, and egaming that contributes to Enthusiast’s three principal revenue streams: Media and Content, Esports and Entertainment, and Subscription. The nominees understand our industry and can oversee the strategic and tactical steps that are needed for a start-up to scale quickly and effectively. In addition, shareholders will benefit from a refreshed and enhanced Board composed of incumbent and new directors that bring institutional knowledge and fresh ideas to the table, as well as gender and racial diversity.

In addition to deep knowledge of the Company’s business segments, Enthusiast’s strong slate of nominees is well-equipped with backgrounds in finance, capital markets, M&A and corporate governance. Enthusiast is a dual-listed company, with its stock listed in Toronto and New York, providing access to investors on both sides of the border. This also means that the Company’s conduct and controls are held to the highest standard. Members of our slate have the past experience to provide the necessary oversight of management. Their public markets experience and track record of financial and operational success will help to take Enthusiast to the next level. Their connections and reputations across key industries have already opened many doors for Enthusiast.

John Albright, Lead Director: Capital Markets, M&A and Technology Expert

●	Co-Founder and Managing Partner of Relay Ventures, a venture capital firm with investments from start-up phase to late venture and growth capital across North America
●	Holds Chartered Financial Analyst (CFA) designation
●	Graduate of the Schulich School of Business in Toronto
●	Board Experience: Director of Score Media and Gaming Inc., Playmaker Capital, ecobee, TouchBistro, Alate Partners, and the Centre for Aging and Brain Health Innovation

Michael Beckerman: Sales and Marketing Expert

●	Highly experienced C-level sales and marketing executive with over 20 years of experience
●	Current Chief Client Officer at Torstar Corporation, which owns the Toronto Star
●	Former Director of Advertising for NIKE in Europe and Director of Retail for NIKE in the U.S.
●	Former VP of Marketing for Canadian Airlines
●	Former VP Marketing and International for MVP.com
●	Former Chief Marketing Officer for BMO Financial Group
●	Former President and Chief Executive Officer for Ariad Communications
●	Former CEO of both Ariad and U.S.based Bluespire Marketing
●	Board experience: Points.com Inc.

Seth Berger: Gaming and Sports Industry Leader, Innovation and Venture Capital Experience, Key Vendor and Former Significant Shareholder of Outplayed, Inc.

●	Managing Director of Sixers Innovation Lab, an early-stage incubation and venture capital fund that invests in early-stage companies in esports & gaming, sports, consumer packaged goods, and media & entertainment, and the birthplace of Outplayed, Inc., owners of U.GG (acquired by

Enthusiast)

●	As a key vendor and former significant shareholder of Outplayed, Inc., directly holds approximately 1.8 million common shares of the Company and beneficially owns an additional approximately 0.8 million shares, or approximately 1.7% of the Company’s outstanding common shares in the aggregate

●	Founder and CEO of AND 1, a basketball sneaker, apparel and entertainment company
●	Former CEO of HoopsTV.com, Lightning Poker and mobile gaming company GravyTrain

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●	MBA from the Wharton School and graduate from University of Pennsylvania
●	Board experience: Outplayed, Inc., owners of U.GG (acquired by Enthusiast)

Ben Colabrese: Finance and M&A Expert

●	EVP, Finance at The Toronto Blue Jays, which is wholly owned by Rogers Communications
●	VP & GM of Mobilicity (which Rogers acquired in 2015), and SVP, Finance for the X1 Syndication Program
●	Former CFO of Pelmorex Media/The Weather Network
●	Oversaw all M&A activity and completed over 30 transactions at Rogers
●	Board experience: PopReach Corporation

Alan Friedman: Seasoned Corporate Finance Professional

●	Co-founder of a number of TSX- and TSX Venture-listed companies
●	M&A expert and has played an integral role in the acquisition of various assets, financings and go-public transactions for many companies
●	Board experience: Eco (Atlantic) Oil & Gas Ltd., Osino Resources Corp., Tembo Financial Inc.

Adrian Montgomery, Chief Executive Officer: Over Ten Years of Public Company Board Experience

●	Senior officer and Director of major public and private companies in the fields of media, sports and entertainment, finance and industrial services
●	President and CEO of Aquilini Sports and Entertainment, one of Canada’s premier sports and entertainment organizations
●	Former president of Tuckamore Capital Management, a conglomerate with over $700 million of annual revenue
●	Former CEO of QM Environmental, one of Canada’s largest contracting companies
●	Member of the New York State Bar Association
●	Board experience: Enthusiast Gaming, QM Environmental Services, Tuckamore Capital

Scott O’Neil: 20 Years of NBA, NHL, and NFL Experience in Front and League Offices, Venture Capital, and Technology Board Experience

●	Former CEO of Harris Blitzer Sports & Entertainment, owner and operator of the Philadelphia 76ers, New Jersey Devils, esports organization Dignitas, and venture capital fund Sixers Innovation Lab
●	Graduate of Villanova University and Harvard Business School
●	Board experience: Outplayed, Inc., owners of U.GG (acquired by Enthusiast) and Zoomi.ai; Board advisor for Myota

Angela Ruggiero: Former Olympian and Sports Marketing Expert, Capital Markets and Sports and Gaming Board Experience

●	CEO and co-founder of Sports Innovation Lab, a technology-powered market research firm empowering industry-leading sports brands to identify the trends, products, and services that will drive the future of sports
●	Graduate of Harvard Business School, Harvard College, with a master’s degree in Sports Management from the University of Minnesota
●	Capital market experience: Senior Management Associate with Bridgewater Associates, the largest hedge fund in the world

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●	Keynote and motivational speaker who has spoken at over 200 schools, businesses, and organizations including the United Nations, International Olympic Committee, KPMG, Nike, Coca- Cola, Liberty Mutual, and Johnson & Johnson
●	Former American ice hockey gold medalist and four-time Olympian
●	Member of the International Olympic Committee (IOC) from 2010 to 2018 and the Chairperson of the IOC Athletes' Commission
●	Member of the Hockey Hall of Fame's Class of 2015
●	Board experience: Score Media and Gaming Inc.

Richard Sherman: NFL Veteran and Technology Investor

●	One of the most impactful players in NFL history and most recently captain of the San Francisco 49ers’ defensive unit
●	Founder of Blanket Coverage, the Richard Sherman Family Foundation
●	Executive Committee member of the National Football League Players Association
●	Graduate of Stanford University

By contrast, Greywood’s director slate fails to present a single candidate with both recent and sufficient public company experience. Greywood’s singular focus on our director and CEO Adrian Montgomery is a clear vendetta based solely on self-serving complaints and personal attacks. The list of grievances that Greywood has put forward, which it claims to be about “culture and governance issues,” are unfounded and have nothing to do with creating long-term shareholder value. Greywood is launching personal attacks to distract our shareholders from the fact it has a self-serving agenda, no original business plan and an unqualified slate of director nominees.

Activist Fund in the Dark with Suspect Motives

Shareholders are right to question who Greywood is and whose interests it serves. Greywood has kept details about itself under wraps and there is limited information on who controls Greywood, its operations, or its track record – and most importantly, its intentions for Enthusiast. It has not yet articulated how it will create long-term shareholder value at Enthusiast and its campaign is solely designed as an attempt to install Greywood’s handpicked director nominees and take control of the Company without paying a premium for such control.

Greywood’s nominees have limited public markets experience at companies similar in size and scope as Enthusiast with limited relevant commercial experience, which should make shareholders of Enthusiast question whether Greywood’s nominees have the knowledge to craft a realistic and compelling go-forward business plan. Additionally, none of Greywood’s nominees has professional sports management experience.

Greywood has no original business plan for Enthusiast. Its suggestions are simply endorsing what the Company has already been doing. For example: We agree with Greywood that the U.S. market has an attractive talent pool. That’s why our Los Angeles office is Enthusiast’s largest office, and we are actively hiring there and in New York City, Boston and Austin. In fact, approximately 150 employees, or approximately 70% of our staff, are in the U.S. today compared to less than 20 employees in 2019.

In its letter sent to Enthusiast on November 19, 2021, Greywood wanted Enthusiast to chase after commercially unproven objects like “gamefi, NFT’s, metaverse opportunities”, a suggestion that seems to be based only on industry chatter. Doing so would not be prudent at this stage, as Enthusiast is on a path to profitability. As such, disciplined spending is paramount. Our leadership team's main goal for the past two years has been to focus on gross margin expansion. This approach has seen our gross margin improve to 28.4% for the period ended March 31, 2022, from just 16% in 2019. To achieve this, our leadership

Vote only your BLUE proxy FOR Enthusiast’s Nominees

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team, led by Mr. Montgomery, has reworked our entire business model, shifting away from low-margin programmatic advertising to more lucrative direct sales. We are on the cusp of achieving this goal by the end of 2022. In addition to the costly distraction caused by Greywood’s dissident campaign, the risk of deviating from our sound business plan – and pushing out profitability by doing what Greywood is suggesting – could be disastrous for shareholders.

Open Offer to Greywood

Notwithstanding overwhelming shareholder support and incredible progress made by Enthusiast in a short period of time, the Company is keen on moving past the distraction. In this regard, the Company has extended an open offer to Greywood to appoint a nominee of its choosing to join the Board immediately. Additionally, and regardless of whether Greywood accepts this offer, the Company will: (1) conduct a strategic review focused on additional opportunities for increased shareholder value; and (2) by the upcoming AGM, reposition our CEO to Chair of the Board and retain a highly qualified interim CEO until a new permanent CEO is appointed by the Board. The new Chair and the Board (including the Greywood nominee) will work with the interim CEO on the strategic review, building on advanced and very exciting financial and strategic opportunities for the Company.

While Greywood has suggested that certain Enthusiast nominees, including Seth Berger, Alan Friedman, and Angela Ruggiero, will be offered the opportunity to serve on a Greywood Board. For clarity, none of the Enthusiast director nominees has given consent to serve on a Greywood nominated Board.

“I am pleased with the direction of the Company and the responsible approach that the Board has taken to try and end this distracting and costly proxy fight,” commented Seth Berger, an Enthusiast nominee.

The Board is committed to moving past this chapter expeditiously.

The Way Forward

Shareholders need a strong Board that is able to capitalize on the unique positioning of Enthusiast and that is focused on creating meaningful value instead of chasing clout and the next shiny objects. This is why we are urging you to vote only your BLUE proxy FOR Enthusiast’s director nominees.

Enthusiast remains committed to its ambitious plan to accelerate growth and continue margin expansion to achieve profitability. Our flywheel model, centered around communities, content, creators, and experiences, will continue to drive increasing value. Our team is well positioned to continue delivering results and value for the benefit of all shareholders. With so much potential right in front of us, now is not the time to risk your investment to unproven activist nominees.

Choose the Right Team. Choose Enthusiast’s High-Performance Board

Vote the BLUE proxy FOR Enthusiast’s nominees. Your vote is critical no matter how many shares you own. We encourage you to vote well before the deadline of 10:00 am (Toronto time) on July 15, 2022.

If you have any questions or need help voting, please contact Kingsdale Advisors:

●	1-866-851-2743 (toll-free within North America)
●	1-416-867-2272 (outside of North America)
●	Email: contactus@kingsdaleadvisors.com

Sincerely,

John Albright, Lead Director

Vote only your BLUE proxy FOR Enthusiast’s Nominees

For help voting, contact Kingsdale Advisors at 1-866-851-2743 or contactus@kingsdaleadvisors.com